Exhibit 2.1

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT (this “Agreement”) is entered into this 2nd day of April, 2004, by and among World Fuel Services European Holding Company I, Limited (“Buyer”), a corporation formed under the laws of England and Wales; and Carl Christian Carlsen (“Carlsen”) and Jonathan Robert Cole (“Cole”) (each a “Shareholder” and collectively the “Shareholders”).

RECITALS

A. The authorized share capital of Tramp Holdings Limited (“THL”), a company incorporated under the laws of England and Wales, consists of 5,000,000 10% cumulative preference shares, of one pound sterling each (the “Preference Shares”), 4,980,000 of which are in issue, and 1,000,000 ordinary shares, of one pound sterling each (the “THL Ordinary Shares”), 700,000 of which are in issue. The Preference Shares and the THL Ordinary Shares that are in issue are collectively referred to herein as the “THL Shares.” Carlsen owns all of the outstanding Preference Shares and 620,000 of the outstanding THL Ordinary Shares. Cole owns 80,000 of the outstanding THL Ordinary Shares.

B. The authorized share capital of Tramp Group Limited (“TGL”), a company incorporated under the laws of England and Wales, consists of 1,000,000 ordinary shares of one pound sterling each, 800,000 of which are in issue (the “TGL Shares”). THL owns 700,000 of the TGL Shares. Buyer has agreed to acquire from a third party, pursuant to the terms of an agreement (the “TGL Contract”) to be entered into simultaneously with this agreement, the 100,000 TGL Shares not owned by THL.

C. TGL owns a controlling interest in the issued share capital in each of the companies listed in Exhibit “A” attached hereto. The companies listed in Exhibit “A” are each sometimes referred to individually as a “Subsidiary,” and are collectively referred to as the “Subsidiaries.” THL, TGL and the Subsidiaries are each sometimes referred to individually as a “Company” and are collectively referred to as the “Companies.”

D. The Companies are engaged in the business of selling and brokering marine and aviation fuel, lubricants and other products, and providing related services.

AGREEMENT

NOW, THEREFORE, for and in consideration of the mutual covenants, agreements, representations and warranties set forth herein, the parties agree as follows:

1. DEFINITIONS.

“Accounts Receivable” means the aggregate amount of accounts, commissions and debts payable to any of the Companies as at Closing and shown on the Closing Balance Sheet. The Accounts Receivable is the equivalent as at Closing of “Debtors” as shown on the 2004 Balance Sheet (as defined in Section 4.6). The Accounts Receivable includes any Customer Interest and receivables which are counted in determining Adjusted Net Asset Value pursuant to Section 2.3(a)(i) and (ii), and such Customer Interest and receivables shall be subject to Section 3.6 to the same extent as all other Accounts Receivable included in the Closing Balance Sheet. For all purposes hereunder, the Accounts Receivable shall be valued at their net realizable value, net of an allowance for bad debts.

“Act” means the Companies Act 1985.

“Adjusted Net Asset Value” is defined in Section 2.3.

“Associate” has the meaning given to it by section 435 of the Insolvency Act of 1986.

“Business Day” shall mean any day (not being a Saturday or Sunday) when banks are open for general business in London, England.

“Cash to Close” means an amount equal to ninety percent (90%) of the Estimated Price.

“Cash to Seller” means an amount equal to the difference between: (i) the Purchase Price, and (ii) 20% of the Group Value.

“Claims” is defined in Section 8.

“Closing” and “Closing Date” are defined in Section 2.7.

“Closing Balance Sheet” means the consolidated balance sheet of THL as of 11:59 P.M. London time on the day preceding the Closing Date, which balance sheet shall be prepared by THL and approved by Buyer and the Shareholders. The Closing Balance Sheet shall be stated in Pounds Sterling and, except as otherwise provided in Section 2.3(b), be prepared in accordance with U.K. GAAP, applied on a basis consistent with the accounting policies and principles used in the preparation of the 2004 Balance Sheet.

“Customer Interest” is defined in Section 2.3.

“Estimated Price” means an amount equal to GBP39,628,922 (Thirty-Nine Million Six Hundred Twenty-Eight Thousand Nine Hundred Twenty-Two Pounds Sterling), which amount represents the parties’ estimate of the Purchase Price.

“Group Value” means the sum of: (i) the Adjusted Net Asset Value, plus (ii) the Premium.

“Indemnified Losses” is defined in Section 7.1.

“in the agreed form” means in the form agreed between Buyer and the Shareholders and initialed for the purposes of identification by or on behalf of each party.

“Knowledge” when used with respect to a Company, means the knowledge of the chairman, president, any director, managing director, chief financial officer, chief accounting officer, or general counsel (not including outside counsel); and when used with respect to the Shareholders, means the knowledge of either Cole or Carlsen.

“Law” is defined in Section 4.10.

“Lien” means any lien, encumbrance, charge, security interest, restriction (including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership), default, equity, claim, purchase option or third party right of any nature whatsoever.

“Minor Trade Disputes” is defined in Section 4.14.

“Non-compete Term” means a period of three (3) years for Cole and four (4) years for Carlsen, in each case commencing on the Closing Date.

“Premium” is defined in Section 2.2.

“Purchase Price” is defined in Section 2.2.

“Retention”, “Retention Account”, “Retention Holders”, and “Retention Schedule” are defined in Section 2.4.

“Shareholders’ Solicitors” means Faegre Benson Hobson Audley LLP of 7 Pilgrim Street, London EC4V 6LB.

“Taxes” means all taxes, assessments, charges, duties, fees, levies, imposts or other governmental charges, including, without limitation, all federal, provincial, cantonal, state, local, and other income, franchise, profits, VAT, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding and other taxes, assessments, charges, duties, fees, levies, imposts or other governmental charges of any kind whatsoever, in any country whether foreign or domestic (whether payable directly or by withholding and whether or not requiring the filing of a Tax return), and all estimated taxes, deficiency assessments, additions to tax, penalties, and interest and shall include any liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any person or other entity.

“Tax Authority” means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official competent to impose, collect or assess tax in the United Kingdom or any foreign jurisdiction.

“Taxes Act” means the Income and Corporation Taxes Act 1988.

“2004 Balance Sheet” is defined in Section 4.6.

“U.K. GAAP” means statements of standard accounting practice (including financial reporting standards) issued pursuant to Section 256 of the Act by the Accounting Standards Board or such other body prescribed by the Secretary of State pursuant to the said Section 256, the legal principles set out in Schedules 4 and 4A to the Act, rulings and abstracts of the Urgent Issues Task Force of the Accounting Standards Board and guidelines, conventions, rules and procedures of accounting practice in the United Kingdom which are regarded as permissible by the Accounting Standards Board.

“VAT” means value-added tax, goods and services tax and similar taxes imposed on the sale, supply or provision of goods and services, in any country whether foreign or domestic.

“Warranties” means the representations and warranties set out in Section 4.

2. PURCHASE AND SALE.

2.1 Purchase and Sale. In accordance with the provisions of this Agreement, at the Closing, Buyer shall purchase all the THL Shares from the Shareholders and the Shareholders shall sell and transfer, with full title guarantee, such THL Shares to Buyer. The Buyer shall not be obliged to complete the sale and purchase of any of the THL Shares unless the purchase of the THL Shares, and the purchase of the TGL Shares to be acquired pursuant to TGL Contract, are completed simultaneously.

2.2 Purchase Price. The aggregate Purchase Price for the THL Shares (the “Purchase Price”) shall be an amount in Pounds Sterling which shall be equal to: (a) the Adjusted Net Asset Value of THL, determined as set forth in Section 2.3, plus a premium (the “Premium”) of seven and one-half percent (7.5%) of such Adjusted Net Asset Value; less (b) GBP5,087,078 (Five Million Eighty-Seven Thousand Seventy-Eight Pounds Sterling).

2.3 Adjusted Net Asset Value; Closing Balance Sheet.

(a) For purposes of this Agreement, the “Adjusted Net Asset Value” means the consolidated capital and reserves (called-up share capital, profit-and-loss account, and other reserves) of THL as shown on the Closing Balance Sheet; plus (i) Accounts Receivable, not included in the Closing Balance Sheet, that arise from sales where the product is delivered before Closing, whether or not the invoice has been sent as of Closing; plus (ii) all interest payable to the Companies as of the Closing, and not included in the Closing Balance Sheet, whether or not the relevant invoice has been submitted (“Customer Interest”); plus (iii) the General Allowance described in subsection (b) below; plus (iv) GBP105,000 (One Hundred Five Thousand Pounds Sterling), representing the pension contribution currently payable by THL with respect to Cole.

(b) In preparing the Closing Balance Sheet: (i) the minority interests in those Subsidiaries that are not owned 100% by TGL shall be deducted, but the minority interest in TGL that is not owned by THL shall not be deducted; and (ii) the Closing Balance Sheet shall include a general allowance for bad debts in an amount equal to US$3,000,000.00 (the “General Allowance”), provided, that such General Allowance shall not be included in the bad debt allowance used for purposes of Section 3.6.

(c) Promptly after the Closing Date, Buyer and Shareholders shall: (i) cause THL to prepare the Closing Balance Sheet; (ii) cooperate with each other and share financial information as reasonably necessary to enable the parties to participate in the determinations required by subsection (i) above; and (iii) use their reasonable endeavours to agree upon the Closing Balance Sheet and the Adjusted Net Asset Value.

(d) In the event that Buyer and Shareholders cannot agree on the Closing Balance Sheet or the Adjusted Net Asset Value within ninety (90) days after the Closing Date, the dispute shall be resolved by either KPMG or Ernst & Young, as jointly selected by Buyer and Shareholders (the “Independent Accountants”), whose determination shall, save in the case of manifest error, be final and binding upon the parties. If the parties cannot agree on one of the two accounting firms set forth above, one of such firms shall be chosen by random drawing. In connection with the Independent Accountants’ determination of the Adjusted Net Asset Value and/or the Closing Balance Sheet, Buyer and the Shareholders shall each pay one-half of the fees of the Independent Accountants. The Independent Accountants shall be acting as experts and not as arbitrators.

2.4 Payment of Purchase Price at Closing; Retention Account. At Closing, Buyer shall pay the Cash to Close as follows: (i) an amount equal to GBP7,335,559 (Seven Million Three Hundred Thirty-Five Thousand Five Hundred Fifty-Nine Pounds Sterling) (the “Retention”) shall be deposited in a retention account with the Royal Bank of Scotland plc (the “Retention Account”), to be opened in the name of Buyer’s Solicitors and Shareholders’ Solicitors (collectively, the “Retention Holders”) pursuant to the terms set forth in Schedule 7.2 hereto (the “Retention Schedule”); and (ii) the balance of the Cash to Close shall be paid to Shareholders.

2.5 Post-Closing Payments of Purchase Price.

2.5.1 Notwithstanding the portions of the Purchase Price paid pursuant to Section 2.4, it is the intent of the parties that, when the Purchase Price is finally determined and paid, an amount equal to 20% of the Group Value shall have been deposited into the Retention Account, and the Shareholders shall have been paid an amount equal to the Purchase Price, reduced by 20% of the Group Value. Accordingly, upon final determination of the Adjusted Net Asset Value in accordance with Section 2.3 above, each party shall pay to the other(s) (and shall deposit in or withdraw from the Retention Account), such amounts as may be necessary so that (i) 20% of the Group Value is deposited into the Retention, and (ii) the Shareholders receive an amount equal to the Purchase Price, reduced by 20% of the Group Value. Without limiting the generality of the foregoing:

(1) If the Purchase Price exceeds the Cash to Close, Buyer shall pay the difference as follows: Buyer shall (a) deposit into the Retention Account an additional amount equal to the difference between (i) 20% of the Group Value, and (ii) the amount deposited in the Retention Account at Closing; and (b) pay to the Shareholders an amount equal to the difference between (i) the Cash to Seller, and (ii) the amount paid to Shareholders at Closing.

(2) If the Cash to Close exceeds the Purchase Price, the Shareholders shall pay the difference as follows: the Shareholders shall (a) cause to be distributed immediately to Buyer from the Retention Account an amount equal to the difference between (i) the amount deposited in the Retention Account at Closing, and (ii) 20% of the Group Value; and (b) pay to Buyer an amount equal to the difference between (i) the amount paid to the Shareholders at Closing, and (ii) the Cash to Seller.

2.5.2 If Buyer or the Shareholders are required to make any payment under Section 2.5.1, then at the time Buyer or the Shareholders make such payment, such party shall also pay to the other party or deposit into the Retention Account, as appropriate, interest on the amounts paid at the rate of five percent (5%) per year, accruing day-to-day and calculated on the basis of the actual number of days elapsed in a 365 day year, from the Closing Date until the date such amounts are paid under this Section 2.5.

2.5.3 All payments required by this Section 2.5 shall be made within ten (10) days after the date that the Adjusted Net Asset Value is finally determined in accordance with Section 2.3. If the Shareholders fail to make any payment required hereby on the date due, Buyer may, in addition to its other remedies hereunder, collect such payment from the Retention Account or from any A/R Excess payable to Shareholders under Section 3.6.

2.6 Other Payment Terms.

(a) Except as provided in subsection (b) below, all amounts payable in cash pursuant to this Agreement, including without limitation, payments of Purchase Price and Claims, shall be paid in Pounds Sterling, by wire transfer of immediately available funds. Any payment made to the Shareholders pursuant to the terms of this Agreement shall be paid to the Shareholders’ Solicitors, and any such payment shall be deemed to be received by the Shareholders (or the other persons entitled to the payment). Such payment shall be in complete satisfaction of Buyer’s obligation to make the relevant payment to the persons entitled to it and Buyer shall not be responsible for seeing how those moneys are applied.

(b) Notwithstanding the foregoing payment provisions:

(i) at Closing, the Buyer shall pay GBP28,000,000 (Twenty-Eight Million Pounds Sterling) of the Cash to Close payable to Shareholders in Pounds Sterling, and the balance of the Cash to Close (US$14,057,197) payable to Shareholders shall be paid in U.S. Dollars;

(ii) the Dollar portion of the Cash to Close shall be retained in trust by the Shareholders’ Solicitors, and shall not be distributed to Shareholders, until after such Dollars have been exchanged for Pounds Sterling as contemplated by subsection (iii) below; and

(iii) within three (3) Business Days after the Closing Date, Buyer shall pay to Shareholders’ Solicitors the sum of GBP7,666,029 (Seven Million Six Hundred Sixty-Six Thousand Twenty-Nine Pounds Sterling), in exchange for the U.S. Dollars paid to Shareholders’ Solicitors pursuant to subsection (ii) above, whereupon Shareholders’ Solicitors shall pay such Dollars (US$14,057,197) to Buyer.

(c) At Closing, Shareholders shall cause Shareholders’ Solicitors to sign and deliver to Buyer a letter confirming their agreement to the foregoing provisions. The Retention shall be funded at Closing with Pounds Sterling, and not with the U.S. Dollars paid pursuant to subsection (b) above.

(d) Any amounts payable by Shareholders under this Agreement, whether for indemnity, Claims, or otherwise, shall be paid 3.62% by Cole and 96.38% by Carlsen.

2.7 Closing and Effective Dates. The parties shall consummate the sale and purchase of the Shares, and the other transactions contemplated by this Agreement, at a closing (the “Closing”) to be held on April 2, 2004. The date of Closing is referred to herein as the “Closing Date.” The Closing shall take place at such place and time as may be mutually agreed upon by Buyer and the Shareholders. The Closing shall be effective on and as of 12:01 A.M. London time on the Closing Date.

3. ADDITIONAL AGREEMENTS.

3.1 Transactions and Documents at Closing. At the Closing, subject to payment of the Purchase Price in accordance with this Agreement, the Shareholders shall: (i) deliver to Buyer the share certificates representing the THL Shares, and (ii) execute and deliver such instruments of transfer for the THL Shares as shall be customary under English law; in each case as necessary to vest in Buyer good and marketable title to the THL Shares, free of all Liens. In addition, the Shareholders shall carry out and comply with the closing procedures and requirements set forth in Schedule 3.1.

3.2 Further Assurances. The Shareholders shall at any time and from time to time after the Closing Date, upon the request of Buyer, and without further consideration and at their own expense, do, execute, acknowledge, and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney, receipts, acknowledgments, acceptances and assurances as may reasonably be required for effectively completing the transfer of the THL Shares, or otherwise to satisfy and perform the obligations of the Shareholders hereunder.

3.3 Public Announcements. The parties will consult with each other before issuing any press releases or otherwise making any public statement with respect to this Agreement or any of the transactions contemplated hereby and will not issue any such press release or make any such public statement prior to such consultation unless the same is mutually satisfactory to all parties, except as may be required by law or by the rules and regulations of any governmental authority or securities exchange; provided, when any such release is required by law or regulation, the party making such release shall provide an advance copy thereof to the other party and shall use commercially reasonable efforts to provide the other party an opportunity to comment on the release prior to its public dissemination.

3.4 Employment of Shareholders. After Closing, Cole shall continue to be employed by THL pursuant to an employment agreement in the form attached hereto as Schedule 3.4.

3.5 Covenant Against Unfair Competition.

(a) Each of Cole and Carlsen severally covenants that he will not, during the Non-compete Term applicable to him, for his own account or jointly with another, directly or indirectly, for or on behalf of any individual, partnership, corporation or other legal entity (other than Buyer and its subsidiaries), as principal, agent or otherwise:

(i) own, control, manage, be employed by, consult with, or otherwise participate in, a business involved within the Trade Area (as hereinafter defined) in offering, selling or providing any of the following products or services: (1) selling, brokering or reselling marine fuel, aviation fuel, or lubricants, (2) providing market information, consulting or other services relating to the sourcing, purchase, sale, or delivery of marine fuel, aviation fuel, or lubricants, or (3) entering into or using any derivative, swap or similar contract to limit price risk in conjunction with a marine fuel or aviation fuel sales contract or spot delivery of marine fuel or aviation fuel; or

(ii) own, control, manage, be employed by, consult with, or otherwise participate in, a business that competes with the business conducted by any Company as of the Closing Date; or

(iii) recruit, solicit for employment, or employ any person employed (or who had been so employed during the preceding twelve (12) months) by THL or any of its subsidiaries or affiliates, whether or not such employment with THL or its subsidiaries or affiliates is pursuant to a written contract and whether or not such employment is at will; or

(iv) use or disclose any trade secrets or confidential information concerning any Company, which trade secrets and confidential information include, but are not limited to, (1) lists of names and addresses of customers and suppliers of any Company, and (2) software and computer programs, market research and data bases, sources of leads and methods of obtaining new business, methods of purchasing, marketing, selling, performing, and pricing products and services used by any Company in its business or any segment thereof; or

(v) solicit, contact or deal with: (1) any person that was during the one-year period preceding the Closing Date a customer or client of any Company or their respective successors or assigns for the purpose of providing services or products which are competitive with the services or products provided by any Company, or (2) any prospective customer of any Company or their respective successors or assigns for the purpose of providing services or products which are competitive with services or products provided by any Company. For this purpose, a prospective customer or client is any person that any Company has solicited for business during the one-year period preceding the Closing Date; or

(vi) in any way indicate, suggest or publicize any continuing connection between the Shareholders and any Company or Buyer (except to the extent a Shareholder is employed by Buyer or one of its subsidiaries); or

(vii) cause or seek to cause to be terminated or adversely affected, or otherwise interfere with, any agreement or arrangement of any kind to which any Company is a party or from which it benefits; or

(viii) seek to interfere with or adversely affect the ongoing relationships between any Company or Buyer, on the one hand, and their customers and professional and business contacts, on the other.

(b) As used herein, the term “Trade Area” means any area within a fifty (50) mile radius of the seaports and other locations where any Company maintained an office, or sold or brokered fuel to customers, at any time during the two-year period preceding the Closing, and shall include, but not be limited to, any area within a fifty (50) mile radius of London, Bromley, and Hull; Singapore; Seoul; Istanbul; Rio de Janeiro; Buenos Aires; Viňa del Mar, Chile; Balboa and Gutan, Panama; Kaliningrad; and Shanghai.

(c) Each Shareholder recognizes the importance of the covenants contained in this Section 3.5 and acknowledges that, based on his past experience, and the projected expansion of the Companies’ business, the restrictions imposed herein are: (i) reasonable as to scope, time and area; (ii) necessary for the protection of the Buyer’s legitimate business interests, including without limitation, the trade secrets, goodwill, and relationships with customers and suppliers purchased by the Buyer pursuant to this Agreement; and (iii) not unduly restrictive of any rights of either Shareholder. Each Shareholder acknowledges and agrees that the covenants contained in this Section 3.5 are essential elements of this Agreement and that but for these covenants Buyer would not have agreed to purchase the THL Shares. The existence of any claim or cause of action against Buyer by either Shareholder, whether predicated on Buyer’s breach of this Agreement or otherwise, shall not constitute a defense to the enforcement by Buyer of the covenants contained in this Section 3.5.

(d) If either Shareholder commits a breach of any of the provisions of this Section 3.5, Buyer shall have the right and remedy, in addition to any others that may be available, at law or in equity, to: (i) have the provisions of this Section 3.5 specifically enforced by any court in any country having equity jurisdiction, through injunctive or other relief, it being acknowledged that any such breach will cause irreparable injury to Buyer, the amount of which will be difficult to determine, and that money damages will not provide an adequate remedy to Buyer; and (ii) collect all reasonable costs of enforcement of this Agreement, including reasonable attorney’s fees and costs, from the Shareholders.

(e) If any covenant contained in this Section 3.5, or any part thereof, is hereafter construed to be invalid or unenforceable, the same shall not affect the remainder of the covenants, which shall be given full effect, without regard to the invalid portions, and any court having jurisdiction shall have the power to reduce the duration, scope and/or area of such covenant and, in its reduced form, said covenant shall then be enforceable.

3.6 Special Provisions Relating to Accounts Receivable.

3.6.1 Collection of Accounts Receivable. After Closing, Buyer shall cause the Companies to use all commercially reasonable efforts to collect the Accounts Receivable, consistent with the Companies’ customary collection efforts, through the credit control team based in Bromley, and shall keep the Shareholders promptly informed of such collections; provided, nothing contained in this Section 3.6.1 shall require any Company to commence legal proceedings against any person who has been a customer of Buyer, THL or any of their respective subsidiaries or affiliates during the preceding twelve (12) months.

3.6.2 Payment of A/R Excess. To the extent that, after the Closing, the Companies collect an aggregate amount of cash (after deduction of reasonable legal and other external collection expenses incurred by the Companies in relation thereto) with respect to the Accounts Receivable (or any other accounts, commissions and debts payable to any of the Companies, arising before Closing and not included in the Accounts Receivable), which exceeds the amount of the Accounts Receivable, such excess (the “A/R Excess”) shall be deemed additional Purchase Price payable to the Shareholders. The A/R Excess shall be paid to the Shareholders as follows: (a) if no Claims by Buyer have been notified to the Shareholders pursuant to this Agreement at the time the A/R Excess is collected, the A/R Excess shall be paid to the Shareholders; and (b) if Claims by Buyer have been notified to the Shareholders pursuant to this Agreement when the A/R Excess is collected, then (i) if the Retention Account is still in effect, a portion of the A/R Excess equal to the amount of the Claims notified to Shareholders shall be paid into the Retention Account, and the balance of the A/R Excess, if any, shall be paid to Shareholders; and (ii) if the Retention Account has terminated, a portion of the A/R Excess equal to the amount of the Claims notified to Shareholders shall be retained by Buyer until the pending Claims are finally resolved, and the balance of the A/R Excess, if any, shall be paid to Shareholders.

3.6.3 Indemnity for Bad Accounts. Two hundred seventy (270) days after the Closing Date, Buyer shall be paid from the Retention Account an amount (the “Receivables Indemnity”) equal to the sum of:

(a) the Accounts Receivable remaining unpaid as of such date (the “Bad Accounts”); plus

(b) the Premium paid by Buyer with respect to such Bad Accounts; plus

(c) accrued interest on the total of the amounts determined pursuant to subsections (a) and (b) above, at the rate of five percent (5%) per year from the Closing Date until the date the Receivables Indemnity is paid to Buyer.

To the extent the funds in the Retention Account are not sufficient to pay Buyer the entire Receivables Indemnity, the deficiency shall be immediately paid by the Shareholders. Upon receipt of the Receivables Indemnity, Buyer shall (upon Shareholders’ written request) cause the Companies to assign to Shareholders any Accounts Receivable then remaining unpaid; provided, however, that the Companies shall not be required to assign any unpaid Account Receivable if the debtor: (i) has been a customer of one of the Companies at any time during the twelve (12) months immediately preceding the date that the Receivables Indemnity was paid, and (ii) disputes the Account Receivable in question.

3.6.4 Recovery of Bad Accounts.

(a) If after payment of the Receivables Indemnity any Company collects any portion of the outstanding Bad Accounts (a “Recovery”), Buyer shall repay such Recovery into the Retention Account, plus an amount equal to the Premium deducted for such Bad Accounts pursuant to Section 3.6.3(b) above. If such Recovery is received more than two (2) years after the Closing, the Recovery shall be paid by Buyer directly to the Shareholders, unless a Claim or Claims has/have been notified to Shareholders at that time in accordance with Section 8.4 of this Agreement, in which case the Recovery shall be retained by Buyer until the Claim(s) are finally resolved. In determining the amount of any Recovery to be paid into the Retention Account or to Shareholders hereunder, Buyer shall deduct from the cash collected all reasonable legal and other external collection expenses incurred by any of the Companies after the Closing with respect to the collection of such Bad Accounts.

(b) Pursuant to a collection agreement to be entered into between Shareholders and one or more of the Companies, on or about the date hereof (the “Collection Agreement”), the Companies may assist Shareholders in the collection of certain of the Bad Accounts. If Shareholders fail to pay the Companies any amounts due under the Collection Agreement, Buyer shall be entitled to collect such amounts from the Retention.

3.7 Payment of Dividends. Prior to the Closing Date, the Shareholders shall cause all wholly-owned Subsidiaries that are organized under the laws of England to distribute, to the extent permitted by law, all of their cash to TGL as dividends.

4. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS.

To induce Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, each Shareholder severally represents and warrants to Buyer as follows:

4.1 Organization; Compliance. Each Company is: (i) a corporation, limited partnership, or a limited liability company (as the case may be) duly incorporated and in good standing under the laws of its state or jurisdiction of incorporation (in foreign jurisdictions where the term “good standing” is not customary, it is intended to mean that the Company in question is active and current in all required corporate filings); and (ii) duly qualified in all jurisdictions where the character of the property owned by it or the nature of the business transacted by it makes such qualification necessary. Schedule 4.1 lists the jurisdiction of incorporation for each Company, all locations where any Company owns property, has an office, branch or place of business or maintains any inventory, and the nature of the ownership interest in such property (e.g., lease or other).

4.2 Capitalization and Related Matters.

(a) The authorized and issued share capital and ownership interests in each Company are accurately shown on Schedule 4.2. There are not outstanding any securities convertible into shares, capital, equity or ownership interests in any Company nor any rights to subscribe for or to purchase, or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to, such shares, capital, equity or ownership interests, or securities convertible into such shares, capital, equity or ownership interests.

(b) TGL owns, and will own at Closing, the number of shares (the “Subsidiary Shares”) in the capital of each Subsidiary set forth on Schedule 4.2, free and clear of all Liens. Schedule 4.2 also sets forth the number of shares held by each Shareholder in THL, and of Seefracht and THL in TGL. The Shareholders legally and beneficially own all of the issued share capital in THL, and Seefracht A.G. and THL legally and beneficially own all the issued share capital of TGL, in each case free and clear of all Liens. At Closing, after completion of the purchases contemplated in the TGL Contract and this Agreement, Buyer shall receive legal and beneficial ownership of all of the THL Shares, and all of the TGL Shares purchased under the TGL Contract, in each case free and clear of all Liens. None of the Shareholders or the Companies is a party to any agreement, understanding or arrangement, direct or indirect, relating to the share capital, equity, or ownership interests of any Company, including without limitation, agreements, understandings or arrangements regarding voting or sale of shares, or sharing of dividends, sale proceeds or other income therefrom.

4.3 Subsidiaries. Except for the corporations and companies named in Exhibit “A” of this Agreement, no Company owns: (i) any shares of capital stock of any other corporation, or (ii) any interest in any partnership, joint venture or entity.

4.4 Execution; No Inconsistent Agreements; Etc.

(a) The execution and delivery of this Agreement and the performance of the transactions contemplated hereby, have been duly and validly authorized, approved and executed by each Shareholder, and this Agreement is a valid and binding agreement of each Shareholder, enforceable against each of them in accordance with its terms.

(b) Except as shown on Schedule 5.2, the execution and delivery of this Agreement by each Shareholder does not, and the consummation of the transactions contemplated hereby will not, constitute: (i) a breach or violation of the charter, by-laws or other governing document of any Company, or (ii) a default under any of the terms, conditions or provisions of (or an act or omission that would give rise to any right of termination, cancellation or acceleration under) any material note, bond, mortgage, lease, indenture, agreement or obligation to which any Company or any Shareholder is a party, or to which any of the properties of any Company is subject, or by which any Company, any Shareholder or any such properties may be bound, or (iii) a violation of any Law applicable to any Shareholder or any Company.

4.5 Corporate Records. The stock records and minute books of each Company fully reflect all issuance, transfer and redemptions of its share capital, correctly show the total number of shares of its capital in issue on the date hereof, correctly show in all material respects all corporate action taken by the directors and shareholders of each Company (including action taken by consent without a meeting), the articles of incorporation and all amendments thereto, and the by-laws as amended and currently in force.

4.6 Financial Statements.

(a) The Shareholders have delivered to Buyer: (a) the audited consolidated balance sheets of THL as of January 31, 2003 and 2004 (the Balance Sheet as of January 31, 2004 is hereinafter referred to as the “2004 Balance Sheet”); and (b) the audited consolidated profit-and-loss accounts and the cash-flow statements of THL for the fiscal years ended January 31, 2003 and 2004 (all of the foregoing are hereinafter collectively referred to as the “Tramp Financial Statements”).

(b) The Tramp Financial Statements: (i) have been prepared in accordance with U.K. GAAP, applied on a consistent basis; (ii) fairly reflect in all material respects the consolidated financial condition of the Companies as at the dates thereof and the results of the operations of the Companies for the periods then ended; and (iii) do not fail to disclose any material extraordinary or out-of-period items.

4.7 Liabilities. Except as disclosed in Schedule 4.7, none of the Companies has any debt, liability or obligation of any kind, whether accrued, absolute, contingent or otherwise, except (i) those reflected on the 2004 Balance Sheet, including the notes thereto; and (ii) liabilities incurred in the ordinary course of business since January 31, 2004, none of which has had an adverse effect on the assets, financial condition, results of operation or business of any Company.

4.8 Absence of Changes. Except as expressly provided for in this Agreement or the Schedules hereto, from January 31, 2004 to the date of this Agreement:

(a) there has not been any material adverse change in the business, assets, liabilities, results of operations or financial condition of any of the Companies, or in any of their relationships with suppliers, customers, employees, lessors or others;

(b) the business of the Companies has been conducted only in the ordinary and usual course;

(c) except for dispositions or retirement of personal property in the ordinary course of its business, no Company has sold, assigned, mortgaged, conveyed, encumbered or otherwise disposed of, or caused the sale, assignment, mortgage, conveyance, encumbrance or other disposition of, any assets or properties or any interest therein;

(d) no Company has acquired any material assets, except in the ordinary course of business as reasonably necessary to enable a Company to conduct its normal business operations and to maintain its normal inventory of goods and materials, or made any capital expenditures in excess of an aggregate of GBP50,000;

(e) the books, records and accounts of the Companies have been maintained in the usual, regular and ordinary course of business on a basis consistent with prior practices and in accordance with U.K. GAAP or the local equivalents;

(f) no Company has paid, discharged, settled or satisfied any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, of liabilities reflected or provided for in the 2004 Balance Sheet or incurred since the date of such balance sheet in the ordinary course of business consistent with past practices;

(g) no Company has instituted, settled, or agreed to settle any claim, action, or proceeding involving an expenditure in excess of GBP50,000 before any court or other governmental authority; and

(h) no Company has authorized, or agreed to take, any of the foregoing actions.

4.9 Title to Properties. Schedule 4.9 is a true and complete description of all of the material assets (excluding real property) owned by the Companies. Except as otherwise disclosed in Schedule 4.9, all such assets are owned free and clear of all Liens.

4.10 Compliance With Law. The business and activities of each Company have at all times been conducted in accordance with its articles of incorporation and by-laws (or other governing document) and in accordance with any applicable foreign or domestic law, regulation, ordinance, order, license, permit, rule, injunction or other restriction or ruling of any government, court or administrative or governmental agency or body (collectively “Law”). Without limiting the generality of the foregoing, no Company has, at any time, directly or indirectly, made any payment, gift, kickback, commission or contribution, or given anything of value, to any municipal, county, state, federal or other governmental officer or official, or candidate for political office (foreign or domestic), or other person charged with similar governmental, regulatory, public or quasi-public duties.

4.11 Taxes.

(a) General. Each Company has duly filed all federal, state, local and foreign Tax returns and reports which it was obliged to file, and all material returns and reports of any other Tax Authority having jurisdiction with respect to Taxes imposed on it or on its income, properties, sales, franchises, operations or employee benefit plans or trusts, all such returns were complete and accurate when filed, and none of such returns is the subject of any dispute nor is likely to become the subject of any dispute. All Taxes payable by the Companies have been paid to the extent that such Taxes have become due. There are no waivers or agreements by any Company for the extension of (i) time for filing any return, or (ii) the statute of limitations applicable to any return. Adequate reserves for all Taxes have been set up on the books and financial statements of the Companies for all periods through the date hereof. No Company has received notice of any pending audits, visits or investigations of the Tax returns of any of the Companies, or any proposed deficiencies or assessments against any Company of additional Taxes of any kind, and, so far as the Shareholders are aware, there is no transaction, act, omission, event or circumstance which is likely to or might give rise to any such investigation, audit or visit.

(b) Disputes. No Company has Knowledge of any circumstance which, will or may, whether by lapse of time or the issue of any notice of assessment or otherwise, give rise to any dispute with any relevant Tax Authority in relation to its liability or accountability for Taxes, any claim made by it, any relief, deduction, or allowance afforded to it, or in relation to the status or character of any of the Companies under or for the purpose of any provision of any legislation relating to Taxes.

(c) Altering Existing Arrangements. Except as disclosed in Schedule 4.11, the Companies have not, for any period commencing after January 31, 2003, taken any action which has had or might have the result of altering, prejudicing or in any way disturbing for any period commencing after January 31, 2003, any arrangement or agreement which they have previously negotiated with any Tax Authority.

(d) Penalties and Interest; Security for Taxation. No Company has, within the period of six (6) years ending on the Closing, paid or become liable to pay nor are there any circumstances by virtue of which any of the Companies are likely to become liable to pay, any penalty, fine, surcharge or interest charged by virtue of the provisions of any Tax statute. The Companies have not given or been required to give any security for any Taxes.

(e) Deductions and Withholdings. The Companies have made all deductions or withholdings in respect, or on account, of Taxes from amounts paid by each Company, whether on their own behalf or as agent, which they are obliged or entitled to make and have properly accounted for any Taxes so deducted or withheld to the appropriate Tax Authority (other than amounts which have not yet become due to be paid). Schedule 4.11 contains details of all current exemptions obtained by the Companies from any Tax Authority permitting the payment of interest or royalties without deduction for or on account of Tax.

(f) Value-added tax. Except as disclosed in Schedule 4.11, the Companies are taxable persons and they are registered for the purposes of VAT, as required, and no Company is in arrears with any return or payments, or has received any surcharge liability notice, or been required to pay any fine, surcharge or penalty or give security in relation to VAT. No Company is or was partially exempt in its current or preceding VAT tax year, and there are no circumstances by reason of which any Company might not be entitled to credit for all VAT chargeable on supplies received and imports or acquisitions of goods made (or agreed or deemed to be received or made) by it since the beginning of its earliest VAT tax year to the date hereof. The Companies neither are bound nor have agreed to become bound by any lease, tenancy or license in the case of which under its terms or by statute any Company is or could become liable to pay an amount in respect of VAT chargeable as a result of the making of an election to waive exemption under Schedule 10 to the Value Added Tax Act 1994.

(g) Effect of this Agreement. No charge to taxation will arise on any of the Companies and no arrangement, concession, dispensation or agreement which any of the Companies have with or from any Tax Authority will be prejudiced by virtue of the entering into of this Agreement or the consummation of the transactions contemplated hereby (including the transfer of the Excluded Assets to the Shareholders).

(h) Groups. Details of all claims or elections for any reliefs, allowances or credits, the making or claiming of which was taken into account in computing the provision or reserve for taxation in the Tramp Financial Statements and which have not been made by the Companies are set out in Schedule 4.11. Except as provided in the Tramp Financial Statements, no Company is or will be under any obligation to make or has any entitlement to receive in respect of any period ending on or before the Closing any payment under any taxation sharing arrangement in respect of profits, gains or losses of another person or company.

(i) Tax Avoidance. The Companies have not been involved in any transaction, scheme or arrangement designed wholly or mainly for the purpose of avoiding taxation.

(j) Clearance Applications. Save for an application made by Carlsen under section 703 of the Income and Corporation Taxes Act 1988 in relation to the transactions contemplated by this Agreement, none of the Companies nor any of their Associates have applied to any Tax Authority within the last six (6) years for any clearance for taxation purposes in relation to any transaction or arrangement involving the Companies.

(k) Tax Residence. Except as described in Schedule 4.11, no Company is treated for any taxation purpose as resident in a country other than the country of its incorporation and no Company has, nor has it within the past six (6) years had, a branch, agency or permanent establishment in a country other than the country of its incorporation.

(l) Transfer Pricing. No transactions or arrangements involving the Companies have taken place or are in existence which are such that any provision relating to transfer pricing might be invoked by a Tax Authority.

(m) Stamp Duty. All documents in the possession or under the control of the Companies to which a Company is a party and which attract stamp duty have been properly stamped, no claim for exemption from or reduction of stamp duty is outstanding and no exemption already granted can be withdrawn, cancelled or deemed not allowed. The Companies have not obtained any exemption or relief from stamp duty which has become liable to forfeiture or obtained such exemption or relief in respect of a transaction carried out within the period in which it may become liable to forfeiture.

(n) Stamp Duty Reserve Tax. Since January 31, 2003, the Companies have not incurred any liability to or been accountable for any stamp duty reserve tax and there has been no agreement which could lead to the Companies incurring such a liability or becoming so accountable.

(o) Documents Abroad. No document in the enforcement of which the Companies may be interested has not been stamped by reason of it being executed and retained abroad.

4.12 Real Property.

(a) Schedule 4.12 is a true and complete description of all real property (the “Properties”) owned or leased by any Company. Each of the leases described in Schedule 4.12 (the “Real Property Leases”) is valid and enforceable in accordance with its terms; there is not under any such lease any material default or any claimed material default by any Company or event of default or event which with notice or lapse of time, or both, would constitute a material default by a Company and in respect to which the Companies have not taken adequate steps to prevent a default on their part from occurring. The copies of the Real Property Leases heretofore furnished to Buyer are true, correct and complete, none of such leases has been modified in any respect, and each is in full force and effect in accordance with its terms.

(b) The Companies have in their possession, or under their control, all duly stamped deeds and documents which are necessary to prove title to each of the Properties owned by them.

(c) Except as disclosed in Schedule 4.12, there is no lease, agreement for lease, right of possession or occupation, overriding interest, condition, restrictive covenant, easement or other encumbrance affecting any of the Properties.

(d) The Properties are not subject to the payment of any outgoings except general rates, water charges and insurance premiums and customary property taxes for the relevant location, in the case of leasehold properties, rent and service charges.

(e) The Companies have duly and punctually performed and observed all covenants, conditions, agreements, statutory requirements, planning consents, bye-laws, orders and regulations affecting any of the Properties, and no notice of any breach of any such matter has been received.

(f) The use of each of the Properties is the permitted use for the purposes of the Town and Country Planning Acts 1971-1990 and the Planning and Compensation Act 1991, or any similar law, zoning or use requirement applicable in a jurisdiction outside the United Kingdom.

(g) The Companies have not received notice of any compulsory purchase notices, orders or resolutions affecting any of the Properties.

(h) The Properties have at all times been held by the Companies as investments and not trading stock.

4.13 Contingencies. Except as disclosed in Schedule 4.13, there are no actions, suits, claims or proceedings pending or, to the Knowledge of any of the Companies or Shareholders, threatened against, by or affecting, any Company, in any court or before any arbitrator or governmental agency, nor does there exist any basis therefor; provided, that threatened claims by suppliers or customers arising in the ordinary course of business and relating to product volume, quality or specifications, price, terms of delivery or demurrage (“Trade Disputes”) shall not be required to be disclosed pursuant to this section unless, in the case of any supplier or customer, the aggregate of all such claims by such supplier or customer exceed GBP50,000. Trade Disputes which in the aggregate do not exceed GBP50,000 with any one customer or supplier are hereinafter referred to as “Minor Trade Disputes.” None of the Companies has been charged with, or, to the Knowledge of any of the Shareholders or the Companies, is under investigation with respect to, any charge concerning any violation of any provision of any foreign or domestic Law, nor does there exist any basis therefor.

4.14 Inventories. Except as disclosed in Schedule 4.14, the Companies do not own or maintain any material amounts of fuel, lubricants, materials or other stock or inventories

(collectively, the “Inventory”). None of the Companies’ Inventory is defective, hazardous, unsafe or contaminated. Such Inventory complies, in all material respects, with customary trade standards in the markets where such Inventory is stored, and is of a type and quality which can be sold in the ordinary course of business. The Company’s Inventory levels are not excessive, and consist of quantities that are reasonably required to support the Companies’ current sales. All Inventory is valued at the lower of cost or market value. Except for product sales resulting in Minor Trade Disputes, none of the products sold or otherwise distributed by any Company prior to the Closing Date is or shall be, nor has any Company received any notice claiming the same to be: (a) not in compliance, in all material respects, with customary trade standards for such products in the markets in which they were sold; or (b) defective, hazardous or unsafe.

4.15 Intellectual Property Rights.

(a) Schedule 4.15 sets forth a complete and accurate list of all (i) trademarks, service marks, trade names, logos and other designations owned or used by each Company, and all foreign and domestic registrations relating thereto, (ii) copyrighted works owned by each Company and registrations issued by the copyright office of any jurisdiction for any of the copyrights, (iii) inventions owned or used by each Company which are the subject of letters patent or applications therefor, together with the applicable patent number, application number, application date and issue date, and (iv) confidential or proprietary processes, formulas, technical data, and other similar information that is of commercial value to any Company, including a brief description thereof (collectively, “Intellectual Property”). The Companies own all right, title and interest in and to each item included in the Intellectual Property, free and clear of any Restrictions or licenses. Except as set forth in Schedule 4.15, the Intellectual Property consists of all of the intellectual property rights necessary to conduct the Companies’ business as conducted on the date hereof. All registrations relating to the Intellectual Property are validly issued and remain in full force and effect, except as disclosed in Schedule 4.15. Each trademark has been in continuous use on all goods described in the applicable registrations.

(b) There are no claims or suits pending or, to the Knowledge of any Shareholder or any Company, threatened against any Company challenging such Company’s ownership of or right to use any of the Intellectual Property, nor to the Knowledge of any Shareholder or any Company does there exist any basis therefor. There are no claims or suits pending or, to the Knowledge of any Shareholder or any Company, threatened against any Company alleging that any of the Intellectual Property infringes any rights of any third parties, nor to the Knowledge of any Shareholder or any Company does there exist any basis therefor. No person is infringing any Intellectual Property registered in the Companies’ name or in which the Companies have a beneficial interest.

(c) Other than in respect of software licences granted by third parties, the Companies have not entered into any agreement or arrangement for the provision or acquisition of any know-how or technical information or assistance or which prohibits or restricts the disclosure of any know-how or technical information.

(d) The Companies have in their possession all necessary documentation and other things necessary to establish the Companies’ ownership of that part of the Companies’ Intellectual Property which is not capable of registration and to prove that such Intellectual Property is original and/or novel.

(e) All the Companies’ Intellectual Property is sufficiently documented to allow its full and proper use without reliance on the special knowledge or memory of any one or more individuals.

(f) None of the Intellectual Property owned or used by the Companies is subject to compulsory licensing or the granting of any licenses of right, nor will it become so by operation of law.

4.16 Material Contracts. Schedule 4.16 contains a list of the following written or oral contracts and commitments of each Company: (1) all employment and consulting contracts, union contracts, forward purchase commitments, derivatives, stock options, employee benefit plans, deferred compensation, severance, or retirement agreements; (2) equipment leases, notes, bonds, mortgages, security agreements, supplier and customer agreements, government contracts, loan agreements, franchise or distributor agreements which involve payments totaling more than GBP100,000; and (3) any other contract which involves payments totaling more than GBP250,000, except purchase or sales orders, or commissions payable or receivable, arising in the ordinary course of business. The Companies have delivered to Buyer a true, correct and complete copy of each of the written contracts and a complete summary of the principal terms of each oral contract on the aforesaid list. Except as disclosed in Schedule 4.16, and except for Minor Trade Disputes, (i) each Company has performed all material obligations to be performed by it under all material agreements, leases, notes or other commitments to which it is a party or by which it is bound; (ii) no condition exists or has occurred which with the giving of notice or the lapse of time, or both, would constitute a material default under or accelerate the maturity of, or otherwise modify, any such material agreement, note, lease or commitment; and (iii) all such material agreements, notes, leases or other commitments are in full force and effect. No material default by any other party to any of such material agreements, leases or other commitments is known or claimed by any Company or Shareholder to exist. The Companies have not given any express written warranty with respect to any goods or products sold or services performed prior to the Closing Date, except as is customary in its trade or as provided in the contracts set forth in Schedule 4.16.

4.17 Insurance. Schedule 4.17 contains a complete list of all policies of insurance presently maintained by the Companies, all of which are in full force and effect. The Companies and the Shareholders will use their reasonable endeavours to maintain all such policies in full force and effect through the Closing Date; all premiums due thereon have been paid and the Companies have not received any notice of cancellation with respect thereto; and such policies provide coverage to insure the property and business of the Companies against such risks and in such amounts as are prudent and customary in the communities where the such property is located in light of the Companies’ business and current use of such property. The Companies have heretofore delivered to Buyer a true, correct and complete copy (or such other evidence of the same as is reasonably acceptable to Buyer) of each such insurance policy.

4.18 Employment and Labor Matters.

(a) Schedule 4.18 fully and accurately sets out particulars of the identities, dates of commencement of employment or engagement, dates of birth, notice periods and holiday entitlements of all the employees and officers of the Companies (and of any persons whom the Companies have agreed to employ or engage as an employee or an officer) and all remuneration payable and other benefits provided or which the Companies are bound to provide (whether now or in the future) to each such person.

(b) Save as disclosed in Schedule 4.18, no employee of the Companies whose gross remuneration exceeded or exceeds £10,000 per annum has been dismissed in the last six months or has given or been given notice of termination of his employment or has indicated that he wishes to leave the Companies’ employ.

(c) No Company is bound or accustomed to pay any moneys other than remuneration or emoluments of employment or pension contributions to or for the benefit of any officer or employee.

(d) There is not in existence any contract of service with any employee or officer of any of the Companies (or any contract for services with any individual) which cannot be terminated by six months’ notice or less or (where not reduced to writing) by reasonable notice without giving rise to any claim for damages or compensation (other than a statutory redundancy payment or statutory compensation for unfair dismissal).

(e) None of the Companies is in dispute with any of their employees or former employees or any trade union or other body representing their employees or former employees and its labor relations are considered to be good.

(f) The Companies have, in relation to their employees, complied in all material respects with all customs, collective agreements, codes of practice and the like whether legally binding or not; and there is no agreement or arrangement in existence between any of the Companies and any trade union or any other body representing their employees.

(g) There are no employee representatives or trade unions representing all or any of the employees of any of the Companies.

(h) Except as described in Schedule 4.18, none of the Companies has in existence nor are they proposing to introduce any share option scheme, share incentive scheme or profit sharing scheme for any of their officers or employees.

(i) No payments are due by any of the Companies and no person has or may have a right to return to work or a right to be reinstated or re-engaged by any of the Companies under the provisions of the Employment Rights Act 1996.

(j) Save as disclosed in Schedule 4.18, none of the Companies has given notice of any redundancies to any employee or government department or started consultations with any trade union pursuant to any statute or regulation.

(k) So far as the Shareholders are aware, no employee or officer or former employee or officer of any of the Companies is in breach of any obligation or duty which he owes to the Companies.

(l) There are no job sharing arrangements or early retirement schemes applicable to any employees of the Companies and there are no schemes or programs for the employment or training of people by any of the Companies other than under the Companies’ full control.

(m) There are no training schemes, arrangements or proposals now in existence nor have there been any such schemes, arrangements or proposals in the past in respect of which a levy may become payable by any of the Companies.

(n) The Companies neither have nor intend to introduce any short time working scheme or any scheme or commitment under which redundancy payments greater than those required by statute are payable. None of the products or services supplied by the Companies are produced or provided by outworkers. None of the Companies has recently experienced any high or unusual rates of staff turnover.

(o) Save as disclosed in Schedule 4.18, there are no employees of the Companies whose continuous period of employment for any purpose would include any employment by any other person (other than one of the other Companies) prior to the commencement of their employment with the relevant Company.

(p) None of the Companies has been a party to any relevant transfer as defined in the Transfer of Undertakings (Protection of Employment) Regulations 1981 nor have the Companies failed to comply with any duty to inform and consult any independent trade union or employee representative under such regulations.

(q) The Companies have complied with all federal, state and local labor laws and regulations applicable to persons employed in connection with its business, including, but not limited to, foreign laws and laws and regulations relating to wages, hours, health and safety, payment of social security withholding and other taxes, severance and welfare benefits, maintenance of workers’ compensation insurance, labor and employment relations and employment discrimination.

4.19 Employee Benefit Matters. Except as disclosed in Schedule 4.19, none of the Companies provides, nor are they obligated to provide, directly or indirectly, or is a party to or participates in or contributes to any scheme, arrangement or agreement (whether legally enforceable or not) for the provision of, any pension, retirement, severance, welfare, death, incapacity, sickness, disability, accident or other like benefits (including the payment of medical expenses) for any past or present employee or officer of a Company or of any predecessor to all or part of its business (each a “Relevant Employee”) or for the widow, widower, child or dependant of any Relevant Employee.

4.20 Agreements and Transactions with Related Parties. Except as described in Schedule 4.20, no Company is, or since January 1, 2002 has been, a party to any contract, agreement, lease or transaction with, or any other commitment to, (i) any Shareholder, (ii) any person related by blood, adoption or marriage to any such Shareholder, (iii) any director or officer of a Company, (iv) any corporation or other entity in which any of the foregoing parties has, so far as the Shareholders are aware, directly or indirectly, at least five percent (5.0%) beneficial interest in the capital stock or other type of equity interest in such corporation, or (v) any partnership in which any such party is, so far as the Shareholders are aware, a general partner or a limited partner having a five percent (5%) or more interest therein (any or all of the foregoing being herein referred to as “Related Parties”). Without limiting the generality of the foregoing, so far as the Shareholders are aware and except as disclosed in Schedule 4.21: (A) no Related Party, directly or indirectly, owns or controls any assets or properties which are or have since January 1, 2002 been used in the Business of the Companies, and (B) no Related Party, directly or indirectly, engages in or has any significant interest in or in connection with any business: (i) which is or which within the last two (2)

years has been a competitor, customer or supplier of, or has done business with, any of the Companies, or (ii) which as of the date hereof sells or distributes products or provides services which are similar or related to the products or services of any of the Companies.

4.21 Possession of Franchises, Licenses, Etc. Each of the Companies possesses all franchises, certificates, fuel and excise tax exemptions or certificates, fuel import or export licenses, licenses, permits and other authorizations (hereinafter individually referred to as “License” and collectively referred to as “Licenses”) from the jurisdictions where it is organized or conducts business, and all foreign and domestic governmental authorities, political subdivisions or regulatory authorities that are necessary for the ownership, maintenance and operation of its business, properties and assets. None of the Companies is in violation of any such License. All of such Licenses are listed on Schedule 4.21, and the Companies have provided Buyer copies of those Licenses. Except as disclosed in Schedule 4.21, no Shareholder or Company has Knowledge of any event, condition, change in Law, or other circumstance which would prohibit the renewal of any such License, which would result in cancellation or revocation of any such License, or which would impose any new adverse material restriction or condition on any such License.

4.22 Environmental Matters. No Company is in violation, in any material respect, of any Law, regulation, order, permit, License or decree, foreign or domestic, regulating emissions into the environment or the handling, storage, transport or disposal of petroleum products, wastes and other hazardous and non-hazardous materials. The Companies have received all material permits and approvals with respect to emissions into the environment and the collection, storage, transport, distribution or disposal of petroleum products and other hazardous and non-hazardous materials currently required for the operation of their business at present operating levels. No Company is liable or responsible for any material clean up, fines, liability or expense arising under any foreign or domestic environmental Law, regulation or order as a result of the handling, storage, deposit, spill or disposal of petroleum products, wastes or other hazardous or non-hazardous materials in or on the property of any Company (whether owned or leased), their predecessors in title, or in or on any other property, including property no longer owned, leased or used by the Companies. The Companies have kept all material records and made all material filings required by applicable domestic and foreign Law with respect to emissions into the environment and the collection, storage, transport, spill, distribution or disposal of wastes, petroleum products, and other hazardous and non-hazardous materials.

4.23 Key Suppliers and Customers. Schedule 4.23 sets forth the name and address and volume of business with the Companies of the top 20 customers (in terms of gross profit) (excluding sales from physical stock), and suppliers of fuel, lubricants and other products (in terms of volume) of the Companies listed in Schedule 4.23 during the fiscal year ended January 31, 2004. None of the Companies or the Shareholders has any Knowledge, except as disclosed in Schedule 4.23, that any supplier or customer of any Company intends to: (a) discontinue or substantially diminish or adversely change its relationship with the Company or the terms thereof, or (b) change the prices or charges of goods or services now supplied to or received from the Companies.

4.24 Investment Securities. Schedule 4.24 sets forth a true and complete listing and valuation of the bonds, capital shares, stock and other securities owned by any Company (excluding Subsidiary Shares). Except as otherwise disclosed in Schedule 4.24, all such securities: (i) are valued at the lower of cost or market value, and (ii) may be readily sold at market value in the public securities markets.

5. REPRESENTATIONS AND WARRANTIES OF BUYER.

To induce the Shareholders to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer represents and warrants to the Shareholders as follows:

5.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of England and Wales with its principal office in London, England. Buyer is duly qualified in all jurisdictions where the character of the property owned by it or the nature of the business transacted by it makes such license or qualification necessary.

5.2 Execution; No Inconsistent Agreements; Etc.

(a) The execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly and validly authorized and approved by Buyer and this Agreement is a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms.

(b) Except as disclosed in Schedule 5.2, the execution and delivery of this Agreement by Buyer does not, and the consummation of the transactions contemplated hereby will not, constitute: (i) a breach or violation of the charter or by-laws of Buyer, or (ii) a default under any of the terms, conditions or provisions of (or an act or omission that would give rise to any right of termination, cancellation or acceleration under) any material note, bond, mortgage, lease, indenture, agreement or obligation to which Buyer or any of its subsidiaries is a party, pursuant to which any of them otherwise receives benefits, or by which any of their properties may be bound, or (iii) a violation of any Law applicable to Buyer or any of its subsidiaries.

6. CLOSING CONDITIONS.

6.1 All obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the Shareholders performing and complying in all material respects with all agreements and conditions required by this Agreement to be performed and complied with by them prior to or on the Closing Date, any or all of which may be waived in whole or in part by Buyer.

6.2 All of the obligations of the Shareholders to consummate the transactions contemplated by this Agreement are subject to Buyer performing and complying in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by Buyer prior to or on the Closing Date, any or all of which may be waived, in whole or in part, by the Shareholders.

7. INDEMNITY.

7.1 Indemnification by Shareholders. Subject to the limitations set out in Section 8, each Shareholder undertakes severally, in the proportions set forth in Section 2.6(d), to pay to the Buyer, and indemnify the Buyer with respect to, the amount of any and all loss, damage, liability, cost and expense, including reasonable attorneys’ fees and amounts paid in settlement (all of the foregoing being hereinafter called “Indemnified Losses”), suffered or incurred by Buyer or any Company (hereinafter collectively called “Buyer Indemnitees”) by reason of, or arising out of:

(a) any liabilities of any Company or any Shareholder, of any nature whatsoever, whether accrued, absolute, contingent or otherwise, arising from or relating to the operations or activities of the Companies prior to Closing, except for liabilities of the Companies that are properly and fully reflected in the Closing Balance Sheet;

(b) any breach of any of the Warranties contained in Section 4.11 (the “Tax Warranty”); and

(c) any breach of any of the Warranties contained in Section 4.22 (the “Environmental Warranty”).

7.2 Retention. The Retention Account shall serve as security for Shareholders’ obligations pursuant to this Agreement, including Shareholders’ obligation to indemnify Buyer pursuant to this Section 7. Without limiting any other rights of Buyer pursuant to this Agreement or under applicable law, Buyer may, subject to the terms of Schedule 7.2, make claims against the Retention Account for any and all amounts payable to Buyer by Shareholders hereunder, including Indemnified Losses sustained by a Buyer Indemnitee and subject to indemnification under Section 7.1.

7.3 Offset. Notwithstanding anything to the contrary contained in this Agreement, and without limiting any other rights of Buyer pursuant to this Agreement or under applicable law, Buyer may, upon written notice to Shareholders, offset Indemnified Losses and other amounts owed by Shareholders hereunder against any and all amounts payable to Shareholders under this Agreement, including payments of additional Purchase Price, A/R Excess and Recoveries.

7.4 Additional Provisions Regarding Damages and Losses. Notwithstanding anything to the contrary contained in this Agreement:

(a) Shareholders shall pay 100% of all Indemnified Losses and damages suffered by Buyer or any Company for purposes of any indemnification claim pursuant to Section 7.1 and any claim for breach of the Warranties in Section 4, to the same extent as if Buyer acquired 100% of THL pursuant to this Agreement and THL beneficially owned 100% of TGL at Closing. In determining such losses and damages, the parties shall disregard the minority interest in TGL that Buyer acquired from a third party pursuant to the TGL Contract.

(b) The disclosure of an event, fact or other matter pursuant to a Schedule to this Agreement (including the disclosure of contingencies in Schedule 4.13) shall not waive or limit any rights of Buyer to be indemnified, pursuant to Section 7.1(a), for any Indemnified Losses arising from or relating to the event, fact or matter disclosed in such Schedule.

8. LIMITATIONS ON SHAREHOLDERS’ LIABILITY.

8.1 The Shareholders’ liability in relation to any claim made against them for a breach of the Warranties in Section 4, or the indemnity in Section 7.1, of this Agreement (a “Claim”) shall be limited as provided in this Section 8, provided that the Shareholders’ liability for a breach of any of the Warranties set forth in Section 4.2 (Capitalization and Ownership of Stock) shall not be subject to any limitation.

8.2 Each Shareholder’s maximum aggregate liability for all Claims taken together (including interest, costs, fines, penalties and surcharges) is limited to the amount set out opposite his name below:

Carlsen: an amount equal to the Adjusted Net Asset Value, plus the Premium, reduced by the portion of the Purchase Price paid to Cole pursuant to this Agreement (including amounts paid to Cole from the Retention); and

Cole: an amount equal to the portion of the Purchase Price paid to Cole pursuant to this Agreement (including amounts paid to Cole from the Retention).

Upon determination of the Adjusted Net Asset Value the Shareholders shall notify Buyer of the portion of the Purchase Price finally payable to Cole pursuant to this Agreement.

8.3 The Shareholders shall not be liable for a Claim unless the amount of all Claims when taken together exceeds £50,000; provided that, when this threshold is exceeded, the whole amount of the Claim, or series of Claims, and not merely the excess, shall be payable by the Shareholders.

8.4 The Shareholders shall not be liable for a Claim unless:

(a) the Claim has been notified in writing to the Shareholders within two (2) years after the Closing Date; except that in the case of a Claim for breach of the Tax Warranty or the Environmental Warranty, or for any indemnity claim pursuant to Sections 7.1(b) or 7.1(c), the Claim must be notified in writing to the Shareholders within six (6) years of the Closing Date; and

(b) legal proceedings in respect of the Claim have been commenced, or the Claim has been settled by mutual agreement, within six (6) months after the end of the applicable two year or six year notice period; provided, that the limitation contained in this subsection (b) shall not apply to Claims arising from a third party claim filed, threatened or otherwise asserted against any Company.

8.5 The Shareholders shall not be liable for a Claim to the extent that the Claim relates to any liability which is, and to the extent that it is, fully and properly reflected in the Closing Balance Sheet.

8.6 The Shareholders shall not be liable for a Claim to the extent that Buyer, any of the Companies, or any direct or indirect subsidiary of Buyer, receives compensation from an insurer under a policy of insurance in respect of the matter which gives rise to the Claim, and Buyer will be under an obligation to, and will procure that each of the relevant Companies and subsidiaries shall, make reasonable efforts to recover from an insurer if it has a valid Claim which is actually covered by insurance. Notwithstanding the foregoing, Buyer shall not be required to file legal proceedings to collect any such insurance, or to wait until all remedies against the insurer are exhausted, before asserting a claim against the Retention or otherwise proceeding to collect the Indemnified Loss or damages in question from Shareholders.

8.7 The Shareholders shall not be liable for any Claim to the extent that:

(a) the Claim arises as a result of any change in legislation or regulatory requirements or published practice of any Tax Authority or introduction of any legislation or any new imposition of Taxes not in force at the date of this Agreement or any increase in the rate of Taxes in force at the date of this Agreement; or

(b) such Claim arises as a result of any voluntary act, omission, transaction or arrangement of Buyer or any Company after the Closing (otherwise than in the ordinary course of business and excluding any such act, omission, transaction or arrangement to which the relevant Company was legally committed prior to Closing) which Buyer or any Company knew, or ought reasonably to have known, at such time was likely to result in such Claim arising; or

(c) the Claim relates to a Tax liability, and any Tax provision contained in the Closing Balance Sheet shall prove to be an over-provision in which event the over-provision shall be set-off against the Tax liability (if any) of the Shareholders; or

(d) such Claim would not have arisen but for the withdrawal or change, after Closing, of any extra-statutory concession previously made by the Inland Revenue or other Tax Authority where such withdrawal or change purports to be effective retrospectively and/or prospectively (but only if such withdrawal or change is not the result of any act or omission of any Shareholder or Company occurring prior to Closing); or

(e) the Claim arises as a result of any optional changes in accounting bases, policies or practices upon which any Company values its assets.

8.8 If the amount of a Claim is increased as a result of or in connection with any unreasonable delay or failure to deal with any matter in a reasonable manner at the time when the Claim becomes known to the officers of Buyer or any Company, the Shareholders shall not be liable for the increased damages resulting from such unreasonable actions.

8.9 If a Shareholder pays any sum to Buyer in respect of a Claim, the Purchase Price for the THL Shares will be deemed to be reduced by the amount of such payment.

8.10 Buyer shall not be entitled to recover damages in respect of a Claim under any indemnity or otherwise obtain reimbursement or restitution more than once in respect of the same loss.

8.11 If any Claim shall be made against Buyer and/or any Company by a person not a party hereto which, if substantiated, would be a matter in respect of which Buyer would be entitled to make a Claim against the Shareholders, then:

(a) Buyer shall cause written notice of such claim by such outside party to be given to the Shareholders as soon as reasonably practicable after receipt of such claim, such notice to include a full statement of the grounds then known of such claim together with all facts then known or believed by Buyer to be material; and

(b) If the Shareholders assume responsibility for the defense and payment of the claim as provided in subsection (c) below, and diligently pursue such defense, Buyer shall not make any admission of liability, agreement or compromise in respect of such third party claim without the prior written agreement of the Shareholders (such agreement not to be unreasonably withheld or delayed); and

(c) provided the Shareholders shall, as and when so requested, provide and maintain such security for the third party claim in question and related defense costs as Buyer shall reasonably require, assume responsibility for the defense and payment of the claim, and diligently pursue such defense, Buyer will: (i) permit the Shareholders and the Shareholders’ Solicitors and/or such other professional advisers as may be nominated by the Shareholders and approved by Buyer (such approval not to be unreasonably withheld or delayed) to have the conduct of any negotiations, proceedings or appeal against such person not a party hereto and/or any insurer who may be liable to pay money to Buyer and/or any Company in respect of such matter; and (ii) cause the Shareholders and the Shareholders’ Solicitors to receive full co-operation and information and assistance from Buyer and/or the Companies; provided that (1) Buyer shall be kept informed of all matters pertaining thereto and shall be entitled to see copies of all relevant correspondence, (2) the Shareholders shall make no settlement or compromise with a third party or agree any matter in the conduct thereof which is liable to affect the amount thereof without the prior written approval of the Buyer (such approval not to be unreasonably withheld or delayed), and (3) Buyer may in any event participate in such defense, proceedings and negotiations with its own counsel and at its own expense; and

(d) Notwithstanding the foregoing, the Buyer shall have the right to control and direct all aspects of the defense and negotiation of a third party claim described in this Section 8.11, at Shareholders’ expense, if: (1) the third party claim seeks an injunction or other equitable relief; or (2) settlement of, or an adverse judgment with respect to, the third party claim is, in the good faith judgment of the Buyer, likely to establish a precedential custom or practice adverse to the continuing business interests of the Buyer, or adversely affect the Buyer’s name, reputation or goodwill.

8.12 Buyer shall, and Buyer shall procure that the Companies shall, take all reasonable action to mitigate any liability or loss whereby a Claim may arise under the Warranties and/or any indemnity; provided, that no Company shall be required to file legal proceedings if, in the good faith judgment of the Buyer, such proceedings would adversely affect Buyer’s relations with customers, reputation, or goodwill.

8.13 Buyer shall, as soon as is reasonably practicable, notify the Shareholders in writing of any Claim of which it becomes aware, specifying in reasonable detail the circumstances giving rise to the Claim and quantifying, as far as reasonably practicable, the likely amount of such Claim.

8.14 If any Claim is based upon a liability of any Company which is contingent only, the Shareholders shall not be required to make any payment to Buyer, unless and until such contingent liability becomes an actual liability; provided, Buyer shall not be required to wait until a contingent liability becomes an actual liability before asserting a Claim against the Retention Account or filing legal proceedings as contemplated by Section 8.4(b).

8.15 To the extent that any matter giving rise to a Claim is capable of remedy by the Shareholders, Buyer shall afford the Shareholders such opportunity as is reasonable to remedy the breach or situation complained of.

8.16 If the Shareholders (or any of them) pays to the Buyer an amount in respect of any Claim and the Buyer or any Company subsequently recovers from a third party or an insurer a sum which compensates Buyer for the Indemnified Loss or damages paid by Shareholders in connection with such breach or Claim, Buyer shall forthwith pay or procure that the relevant Company shall repay to the Shareholders any amount received by Buyer or any Company in respect of such breach or Claim up to the maximum of the total amount paid by the Shareholders in respect of such breach or Claim, less the reasonable and proper costs incurred by Buyer in recovering such sum.

8.17 The Shareholders shall have no liability for any Claim until and unless such Claim reaches Final Determination and, for the purpose of this Section 8, “Final Determination” means: (a) the Shareholders and Buyer agreeing a settlement in respect of the relevant Claim; or (b) an order or a decree of a court of competent jurisdiction being given in proceedings in respect of the relevant Claim and such order or decree being final and not or no longer appealable; provided, Buyer shall not be required to wait for a Final Determination in order to assert Claims against the Retention Account.

8.18 None of the limitations contained in this Section 8 shall apply to any Claim where there has been fraud, willful concealment or fraudulent misrepresentation by the Shareholders (or either of them).

8.19 The failure of any Buyer Indemnitee to give any notice or to take any action hereunder shall not be deemed a waiver of any of the rights of such Buyer Indemnitee hereunder, except to the extent the Shareholders are actually and materially prejudiced by such failure.

9. MISCELLANEOUS.

9.1 Notices.

All notices, requests, demands, or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given upon receipt if delivered in person, or by facsimile (with confirmation of transmission) or by overnight courier, or upon the expiration of seven (7) days after the date of posting if mailed by registered or certified mail, postage prepaid, to the parties at the following addresses:

(i)	If to Buyer:	World Fuel Services European
Holding Company I Limited
First Floor Westminster Tower
3, Albert Embankment
London
SE1 7SP

	with a copy to:	R. Alexander Lake, Esq.
General Counsel
World Fuel Services Corporation
9800 N.W. 41st Street
Suite 400
Miami, Florida 33178
Facsimile: (305) 392-5645

and to:	Shutts & Bowen LLP
1500 Miami Center
201 S. Biscayne Boulevard
Miami, Florida 33131
Attn: Luis A. de Armas, P.A.
Facsimile: (305) 381-9982

If to the Shareholders:	Jonathan Robert Cole
21 Vincent Square
London
SW1P 2WE

Carl Christian Carlsen
5 Springhurst Close
Shirley
Croydon
Surrey
CR0 5AT

in each case with a copy to:	Faegre Benson Hobson Audley LLP
7 Pilgrim Street
London EC4V 6LB
Attn: Melanie Wadsworth
Facsimile: +44 (0)20 7450 4545

Any party may change the address to which notices, requests, demands or other communications to such party shall be delivered or mailed by giving notice thereof to the other parties hereto in the manner provided herein.

9.2 Survival. The representations, warranties, agreements and indemnifications of the parties contained in this Agreement shall survive any investigation heretofore or hereafter made by the parties and the consummation of the transactions contemplated herein and shall continue in full force and effect after the Closing Date, subject to the limitations set forth in Section 8.4.

9.3 Counterparts; Entire Agreement; Etc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument. The facsimile transmission of a signed signature page, by one party to the other(s), shall constitute valid execution and acceptance of this Agreement by the signing/transmitting party. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and this Agreement contains the sole and entire agreement among the parties with respect to the matters covered hereby, except for the confidentiality agreements between the parties. All Exhibits and Schedules hereto shall be deemed a part of this Agreement. This Agreement shall not be altered or amended except by an instrument in writing signed by or on behalf of all of the parties hereto. No ambiguity in any provision hereof shall be construed against a party by reason of the fact it was drafted by such party or its counsel. References to “including” means including without limiting the generality of any description preceding such term. For purposes of this Agreement: “herein,” “hereby,” “hereunder,” “herewith,” “hereafter” and “hereinafter” refer to this Agreement in its entirety, and not to any particular section, subsection, subclause or paragraph. Obligations and liabilities assumed by more than one person are assumed jointly and severally unless otherwise specified.

9.4 Governing Law. The validity and effect of this Agreement shall be governed by and construed and enforced in accordance with the laws of England. Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of the English courts.

9.5 Successors and Assigns; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, permitted assigns and successors. No party hereto may assign any of its rights under this Agreement without the prior consent of the other parties, except that Buyer may assign any of its rights under this Agreement to any wholly-owned subsidiary of World Fuel Services Corporation. In the event that Buyer assigns any of its rights under this Agreement in accordance with the previous sentence, Buyer shall not be relieved of any of its obligations hereunder by virtue of such assignment. Nothing expressed or referred to in this Agreement will be construed to give any person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and permitted assigns.

9.6 Partial Invalidity and Severability. All rights and restrictions contained herein may be exercised and shall be applicable and binding only to the extent that they do not violate any applicable Law and are intended to be limited to the extent necessary to render this Agreement legal, valid and enforceable. If any terms of this Agreement not essential to the commercial purpose of this Agreement shall be held to be illegal, invalid or unenforceable by a court or arbitration panel of competent jurisdiction, it is the intention of the parties that the remaining terms hereof shall constitute their agreement with respect to the subject matter hereof and all such remaining terms shall remain in full force and effect. To the extent legally permissible, any illegal, invalid or unenforceable provision of this Agreement shall be replaced by a valid provision which will implement the commercial purpose of the illegal, invalid or unenforceable provision.

9.7 Waiver. Any term or condition of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, but only if such waiver is evidenced by a writing signed by such party. No failure on the part of a party hereto to exercise, and no delay in exercising, any right, power or remedy created hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or remedy by any such party preclude any other future exercise thereof or the exercise of any other right, power or remedy. No waiver by any party hereto to any breach of or default in any term or condition of this Agreement shall constitute a waiver of or assent to any succeeding breach of or default in the same or any other term or condition hereof.

9.8 Headings. The headings as to contents of particular paragraphs of this Agreement are inserted for convenience only and shall not be construed as a part of this Agreement or as a limitation on the scope of any terms or provisions of this Agreement.

9.9 Expenses. Except as otherwise expressly provided herein, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by Buyer or the Shareholders as each party incurs such expenses. The Shareholders shall pay: (a) all legal costs and expenses payable to counsel for the Shareholders and the Companies in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby; and (b) all expenses, including Taxes, incurred by any Company in connection with the transfer of any Company assets to Shareholders prior to Closing.

9.10 Finder’s Fees. Buyer represents to the Shareholders that no broker, agent, finder or other party has been retained by it in connection with the transactions contemplated hereby. Each of the Shareholders represents to Buyer that no broker, agent, finder or other party has been retained by any Shareholder or Company, except for Cavendish Corporate Finance Limited (“Cavendish”), and that no other fee or commission has been agreed by any of them to be paid for or on account of the transactions contemplated hereby (except to Cavendish). The Shareholders shall pay all fees, compensation, and expenses due to Cavendish in connection with the transactions contemplated hereby. If Buyer shall have retained any such broker, agent or finder, it shall indemnify and hold harmless the Shareholders from any claims for commissions or fees which may be incurred as a result thereof; and, if any Shareholder or Company shall have retained any broker, agent or finder other than Cavendish or if the Shareholders fail to pay Cavendish as provided above, the Shareholders shall indemnify and hold harmless Buyer from and against any such claims.

9.11 Gender. Where the context requires, the use of the singular form herein shall include the plural, the use of the plural shall include the singular, and the use of any gender shall include any and all genders.

9.12 Schedules. References to Exhibits, Sections and subsections are to exhibits, schedules, sections and subsections of this Agreement unless otherwise specified.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be duly executed by their duly authorized officers as of the day and year first above written.

BUYER:

WORLD FUEL SERVICES EUROPEAN HOLDING COMPANY I, LIMITED

By:	/s/ Robert S. Tocci
Title:

THE SHAREHOLDERS:

/s/ Carl Carlsen
Carl Christian Carlsen

In the presence of:

Witness signature:	/s/ Peter Gray
Witness name:	Peter Gray
Witness address:	125 Rylston Rd London SW6

/s/ Jonathan Cole
Jonathan Robert Cole

In the presence of:

Witness signature:	/s/ Peter Gray
Witness name:	Peter Gray
Witness address:	125 Rylston Rd London SW6

EXHIBITS AND SCHEDULES

A.	Subsidiaries

3.1	Closing Requirements

3.4	Form of Employment Agreement

4.1	States of Incorporation; Companies’ Branch Locations

4.2	Capitalization

4.7	Liabilities

4.9	Assets

4.11	Taxes

4.12	Real Property Leases

4.13	Contingencies

4.14	Inventories

4.15	Intellectual Properties

4.16	Material Contracts

4.17	Insurance Policies

4.18	Employees

4.19	Employee Benefits

4.20	Related Party Transactions

4.21	Licenses

4.22	Environmental Matters

4.23	Key Suppliers, Customers

4.24	Investment Securities

5.2	No Filings

7.2	Retention Schedule

The above schedules which appeared on page 34 to 41 have been excluded and will be provided to the Securities and Exchange Commission at its request.

Exhibit “A”

Master List of Subsidiaries

Name

Isthmian Petroleum S.A.

Tramp Oil & Marine, Ltd.

Tramp Oil Aviation, Ltd.

Tramp Oil Fuel Supplies, Ltd.

Tramp Chartering Limited

Tramp Oil & Marine (Far East) Pte Limited

Tramp Oil Products Ltd.

Tramp Oil (Brasil) Limitada

Tobras Distribuidora de Combustivles Ltda. (owned 100% by Tramp Oil (Brasil) Limitada)

Tramp Oil-Schiffahrts-und Handelsgesellschaft mbH

Tramp Oil & Marine (Romania) SRL

Debt Enforcement Services Limited (in liquidation)

Tramp Oil Germany GmbH & Co

Tramp Oil & Marine (South Cone) S.A.

Tramp Oil & Marine (Med), Ltd.

TOM Oil (Broking) Ltd.

Tramp Shipping and Chartering APS

TOM Oil Limited

S.C.G. Agencia de Naves S.A.

Tramp Oil Marine (Argentina) S.A.

Naviera Cono Sur S.A.